Exhibit A

CERAGON NETWORKS REPORTS 2024 FIRST QUARTER
 FINANCIAL RESULTS

Strong Demand and Bookings Bolster, Confidence of Continued Growth and Margin Expansion
Management Reiterates Full-Year 2024 Outlook

Rosh Ha'ain, Israel, May 7, 2024 -- Ceragon Networks Ltd (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the first quarter period ended March 31, 2024.

Q1 2024 Financial Highlights:

•	Revenues of $88.5 million, up 6.1% year-over-year

•	Operating income of $4.2 million on a GAAP basis, or $7.6 million on a non-GAAP basis

•	Net Income of $0.4 million on a GAAP basis, and net income of $4.7 million on a non-GAAP basis

•	EPS of $0.00 per diluted share on a GAAP basis, or $0.05 per diluted share on a non-GAAP basis

Q1 2024 Business Highlights:

•	North America:
- Continued strong bookings, supported by demand for 5G capabilities
- Strongest region in terms of revenue, with record quarterly revenues

•	India:
-	Record quarterly bookings, including substantial orders from the approximately $150 million project from global integrator, in support of a network modernization project for a Tier 1 Operator

Doron Arazi, CEO, commented: “Ceragon continues to experience high demand for its solutions, and our increased marketing efforts primarily in the private networks space enable us to increase our funnel in this segment in general and in North America particularly. Bookings were particularly strong in the first quarter, primarily due to the large orders booked in India, which give us higher confidence in our outlook for the full year. Our expanded offerings are ideally suited for the needs of customers in our key growth geographies, and this is driving interest from current and prospective customers.”

Primary First Quarter 2024 Financial Results:

Revenues were $88.5 million, up 6.1% from $83.4 million in Q1 2023.

Gross profit was $32.1 million, giving us a gross margin of 36.2%, compared to gross margin of 33.8% in Q1 2023.

Operating income was $4.2 million compared to $4.7 million in Q1 2023.

Net income was $0.4 million, or $0.00 per diluted share, compared to $2.0 million, or $0.02 per diluted share in Q1 2023.

Non-GAAP results were as follows: Gross margin was 36.7%, operating profit was $7.6 million, and net income of $4.7 million, or $0.05 per diluted share.

Balance Sheet

Cash and cash equivalents were $28.8 million on March 31, 2024, compared to $28.2 million on December 31, 2023.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q1 2024
North America	33%
India	29%
EMEA	17%
Latin America	12%
APAC	9%

Outlook
Management reiterated its 2024 outlook:

•	Revenue of $385 million to $405 million, representing growth of 11% to 17% compared to 2023 revenue. This guidance includes the contribution from Siklu, which was acquired in December 2023.
•	Non-GAAP operating margins are targeted to be at least 10% at the mid-point of the revenue guidance.
•	As a result, management expects increased non-GAAP profit and positive free cash flow for the full year of 2024.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join the live call, a replay will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities;  the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments;  and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 21, 2024, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2024	2023

Revenues	88,498	83,409
Cost of revenues	56,430	55,233

Gross profit	32,068	28,176

Operating expenses:
Research and development, net	8,847	7,938
Sales and marketing	11,261	10,196
General and administrative	5,863	5,324
Restructuring and related charges	1,416	-
Acquisition- and integration-related charges	462	-

Total operating expenses	27,849	23,458

Operating income	4,219	4,718

Financial expenses and others, net	2,861	1,458

Income before taxes	1,358	3,260

Taxes on income	955	1,292

Net income	403	1,968

Basic net income per share	0.00	0.02

Diluted net income per share	0.00	0.02

Weighted average number of shares used in computing basic net income per share	85,520,712	84,354,297

Weighted average number of shares used in computing diluted net income per share	87,584,818	84,992,254

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2024	2023
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	28,783	28,237
Trade receivables, net	97,386	104,321
Inventories	61,029	68,811
Other accounts receivable and prepaid expenses	17,434	16,571

Total current assets	204,632	217,940

NON-CURRENT ASSETS:
Severance pay and pension fund	4,926	4,985
Property and equipment, net	32,836	30,659
Operating lease right-of-use assets	18,063	18,837
Intangible assets, net	16,274	16,401
Goodwill	7,749	7,749
Other non-current assets	1,899	1,954

Total non-current assets	81,747	80,585

Total assets	286,379	298,525

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	56,511	67,032
Deferred revenues	4,198	5,507
Short-term loans	30,500	32,600
Operating lease liabilities	3,734	3,889
Other accounts payable and accrued expenses	25,454	23,925

Total current liabilities	120,397	132,953

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,988	9,399
Deferred revenues	670	670
Operating lease liabilities	12,997	13,716
Other long-term payables	8,310	7,768

Total long-term liabilities	30,965	31,553

SHAREHOLDERS' EQUITY:
Share capital	224	224
Additional paid-in capital	438,412	437,161
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,743)	(8,087)
Accumulated deficit	(274,785)	(275,188)

Total shareholders' equity	135,017	134,019

Total liabilities and shareholders' equity	286,379	298,525

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended March 31,
	2024	2023
Cash flow from operating activities:
Net income	403	1,968
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,939	2,553
Loss from sale of property and equipment, net	-	10
Stock-based compensation expenses	904	1,169
Decrease in accrued severance pay and pensions, net	(352)	(64)
Decrease (increase) in trade receivables, net	6,776	(290)
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(731)	996
Decrease in inventory	7,369	3,166
Decrease in operating lease right-of-use assets	932	1,011
Decrease in trade payables	(11,486)	(6,790)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	2,102	(294)
Decrease in operating lease liability	(1,020)	(1,366)
Increase (decrease) in deferred revenues	(1,309)	1,440
Net cash provided by operating activities	6,527	3,509

Cash flow from investing activities:
Purchases of property and equipment, net	(3,393)	(3,142)
Software development costs capitalized	(313)	(1,288)
Net cash used in investing activities	(3,706)	(4,430)

Cash flow from financing activities:
Proceeds from exercise of stock options	258	-
Proceeds from (repayments of) bank credits and loans, net	(2,100)	4,350
Net cash provided by (used in) financing activities	(1,842)	4,350

Effect of exchange rate changes on cash and cash equivalents	(433)	46

Increase in cash and cash equivalents	546	3,475

Cash and cash equivalents at the beginning of the period	28,237	22,948

Cash and cash equivalents at the end of the period	28,783	26,423

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2024	2023
GAAP Cost of revenues	56,430	55,233
Stock-based compensation expenses	(131)	(180)
Amortization of acquired intangible assets	(189)	-
Excess cost on acquired inventory in business combination (*)	(124)	-
Non-GAAP Cost of revenues	55,986	55,053

GAAP Gross profit	32,068	28,176
Stock-based compensation expenses	131	180
Amortization of acquired intangible assets	189	-
Excess cost on acquired inventory in business combination (*)	124	-
Non-GAAP Gross profit	32,512	28,356

GAAP Research and development expenses	8,847	7,938
Stock-based compensation expenses	(152)	(246)
Non-GAAP Research and development expenses	8,695	7,692

GAAP Sales and marketing expenses	11,261	10,196
Stock-based compensation expenses	(296)	(376)
Amortization of acquired intangible assets	(271)	-
Non-GAAP Sales and marketing expenses	10,694	9,820

GAAP General and administrative expenses	5,863	5,324
Stock-based compensation expenses	(325)	(368)
Non-GAAP General and administrative expenses	5,538	4,956

GAAP Restructuring and related charges	1,416	-
Restructuring and related charges	(1,416)	-
Non-GAAP Restructuring and related charges	-	-

GAAP Acquisition- and integration-related charges	462	-
Acquisition- and integration-related charges	(462)	-
Non-GAAP Acquisition- and integration-related charges	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS (U.S. dollars in thousands, except share and per share data) (Unaudited)

	Three months ended March 31,
	2024	2023
GAAP Operating income	4,219	4,718
Stock-based compensation expenses	904	1,170
Amortization of acquired intangible assets	460	-
Excess cost on acquired inventory in business combination (*)	124	-
Restructuring and other charges	1,416	-
Acquisition- and integration-related charges	462	-
Non-GAAP Operating income	7,585	5,888

GAAP Financial expenses and others, net	2,861	1,458
Leases – financial income	112	358
Non-cash revaluation associated with business combination	(673)	-
Non-GAAP Financial expenses and others, net	2,300	1,816

GAAP Tax expenses	955	1,292
Non-cash tax adjustments	(413)	(853)
Non-GAAP Tax expenses	542	439

GAAP Net income	403	1,968
Stock-based compensation expenses	904	1,170
Amortization of acquired intangible assets	460	-
Excess cost on acquired inventory in business combination (*)	124	-
Restructuring and other charges	1,416	-
Acquisition- and integration-related charges	462	-
Leases – financial income	(112)	(358)
Non-cash revaluation associated with business combination	673	-
Non-cash tax adjustments	413	853
Non-GAAP Net income	4,743	3,633

GAAP Basic net income per share	0.00	0.02

GAAP Diluted net income per share	0.00	0.02

Non-GAAP Diluted net income per share (**)	0.05	0.04

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.

(**) Weighted average number of shares used in computing diluted net income per share is the same as in GAAP